BOL Bancshares, Inc.

November 15, 2011

Ms. Amite Pande

Accounting Branch Chief

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Dear Ms. Pande:

Please find attached our responses to your comments presented in your letter dated October 5, 2011 regarding our Form 10-K filed March 31, 2011 and our Form 10-Q/A for the quarterly period ended June 30, 2011 filed August 30, 2011. We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For our Form 10-Q for the quarterly period ended September 30, 2011, we have requested an extension of time to file until November 21, 2011. All of the revised disclosures and expanded explanations will be provided in the Form 10-Q that will be filed.

We appreciate the opportunity to reply to your comments.

Sincerely,

/s/ Peggy L. Schaefer

Peggy Schaefer

Treasurer

Response to Item 1

We are currently in the process of submitting our Form 10-Q for the three and nine months ended September 30, 2011, and have requested an extension of time in which to file the Form 10-Q until November 21, 2011. We believe that we have added the required disclosures pertaining to your initial letter relevant to comments 3, 4, 5, 6, 7 and 16.

Response to Item 2

For the Form 10-Q for the three and nine months ended September 30, 2011, we have provided disclosure that negative provisions for Real Estate and Overdraft loans are due to a combination of the overall outstanding loan balance for these two segments of our loan portfolio, as well as improvement in the performance within the loan portfolio (primarily for real estate loans).

Response to Item 3

The Form 10-Q for the three and nine months ended September 30, 2011 includes disclosure and explanation as to why certain loans that are considered to be impaired continue to accrue interest.

Response to Item 4

All references to “Possible” Loan Losses have been removed from the Form 10-Q for the three and nine months ended September 30, 2011, including all tables presented within the document.

Response to Item 5

Based on further review and understanding of ASC 310-10, we have removed the language from the Form 10-Q for the three and nine months ended September 30, 2011 (and for all future filings) stating that if neither the fair value of collateral or the present value of expected future cash flows from the loan is practical in determining the estimated loss for impaired loans, the loan loss is estimated based on the Bank’s aggregate collection experience.

Response to Item 6

For the Form 10-Q for the three and nine moths ended September 30, 2011, we have revised our presentation of the fair value of loans so that there is no separate disclosure of allowance for loan losses within the fair value of financial instruments table.

Response to Item 7

For the Form 10-Q for the three and nine months ended September 30, 2011, we have added disclosure regarding the actions the Bank has taken or plans to take in order to comply with the provisions of the Memorandum of Understanding issued by the FDIC.

Response to Item 8

The Form 10-Q for the three and nine months ended September 30, 2011, we have included an average balance sheet, interest and yield table, and a rate/volume analysis.